

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2010

In Beom Park
Chief Executive Officer
Meridian Co., Ltd.
The Republic of Korea
4F, 196-35, Anyang-Dong,
Manan-Gu, Anyang-Si,
Gyeonggi-Do, Korea 430-857

>   **Re: Meridian Co., Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed August 16, 2010**
>   **File No. 000-32359**

In Beom Park:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

1.   We noted the significant decrease in your trade accounts receivables and the related
        increase in your allowance for doubtful accounts as of December 31, 2009. We also noted
        your related party disclosure as part of Note 18, which appears to indicate that your
        accounts receivable due from Meridian Medical totaled $1.8 million as of December 31,
        2009. Since your net accounts receivable as of December 31, 2009 is only $.8 million, it
        appears a significant portion of the accounts receivable due from the related party has
        been written off. Please advise. Please tell us how much of your revenue and accounts
        receivables are due from related parties and revise your disclosures accordingly in future
        filings.

Note 15. Other Income (Expense)

2.   We note from your disclosure that you incurred a loss related to the correction of an
        accounting error. Please tell us the nature of the error(s) that resulted in the loss, the
        related accounts that were affected, and the periods to which the error related. In addition,
        tell us how management concluded the underlying error and related adjustments were not
        material to each related period and provide us with your SAB 99 and SAB 108 analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3212 with any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Branch Chief